GERALD R. TUSKEY, PERSONAL LAW CORPORATION

Suite 1000, 409 Granville Street

Vancouver, B.C.

V6C 1T2   Canada

Telephone:  (604) 681-9588     Facsimile:  (604) 688-4933

Email:  gtuskey@telus.net

August 15, 2005

VIA EDGAR/MAIL

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attention:  Ms. Maureen Bauer, Staff Accountant,

                   Division of Corporation Finance

Dear Ms. Bauer:

Re:  Trend Technology Corporation (the "Company")

        - Item 4.01 Form 8-K dated August 8, 2005

        - File No. 0-50978

        - Filed on August 9, 2005

Further to your comment letter dated August 11, 2005 addressed to Mr. Gerald J. Shields, President of the Company, we respond as follows:

1.

The Company has filed an amended Form 8-K with an updated Exhibit 16 letter from the former accountant.

2.

We enclose a statement from the Company dated August 15, 2005, as requested by you.

Should you have any questions or require further information, please do not hesitate to contact our office.

Yours truly,

Gerald R. Tuskey,

Personal Law Corporation

Per:

/s/Gerald R. Tuskey

Gerald R. Tuskey